UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)1

ADVANCED NEUROMODULATION SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

000757T101
(CUSIP Number)

Anthony J. Varrichio
Hi-tronics Designs, Inc.
58 Route 46 West, Budd Lake, New Jersey 07828    (973) 347-4865
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.

    1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000757T101	13D	Page 2 of 4 Pages
1	NAME OF REPORTING PERSON IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony J. Varrichio, SS# ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 481,711
	8	SHARED VOTING POWER 481,711
	9	SOLE DISPOSITIVE POWER 481,711
	10	SHARED DISPOSITIVE POWER 481,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,711
12	CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* IN

ITEM 1.    SECURITY AND ISSUER

This statement relates to the common stock, par value $0.05 (the “Common Stock”) of Advanced Neuromodulation Systems, Inc. (the “Company”). The Company’s principal executive offices are located at 6501 Windcrest Drive, Suite 100, Plano, Texas 75024.

ITEM 2.    IDENTITY AND BACKGROUND

(a)    This statement is filed by Anthony J. Varrichio.

(b)    The business address of Mr. Varrichio is 58 Route 46 West, Budd Lake, NJ 07828.

(c)    Mr. Varrichio's principal occupation is General Manager of Hi-tronics Designs, Inc., a wholly owned subsidiary of ANS.

(d)    During the last five years, Mr. Varrichio has not been convicted in a criminal proceeding.

(e)    During the last five years, Mr. Varrichio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was not, or is not subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)    Mr. Varrichio is a United States Citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Varrichio acquired his shares as a result of the acquisition of Hi-tronics Designs, Inc. ("HDI") by a subsidiary of ANS in January, 2001 in a stock–for–stock merger. The exchange ratio was .329 ANS shares for each HDI share owned by Mr. Varrichio. The acquisition of HDI was described on ANS' Form 8-K dated January 9, 2001. Mr. Varrichio was a co-founder, executive officer and principal shareholder of HDI from 1987 until its sale to ANS.

ITEM 4.    PURPOSE OF TRANSACTION

Mr. Varrichio holds the ANS shares for investment purposes.

Mr. Varrichio does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D. Mr. Varrichio may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a)    As of the close of business on January 9, 2000, Mr. Varrichio owns directly 481,711 shares of Common Stock, which represents approximately 5.4% of the issued and outstanding shares of Common Stock, based on 8,883,059 shares of Common Stock issued and outstanding (as represented in the Nasdaq Stock Market Notification Form for Listing of Additional Shares filed January 5, 2001.)

(b)    Number of shares as to which Mr. Varrichio has:

    (i)    sole power to vote or to direct the vote:    481,711 shares

    (ii)    shares power to vote or to direct the vote:    481,711 shares

    (iii)    sole power to dispose or to direct the disposition of:    481,711 shares

    (iv)    shared power to dispose or to direct the disposition of:    481,711 shares

(c)    Mr. Varrichio acquired all of his shares of Common Stock in connection with the acquisition of HDI by ANS on January 2, 2001.

(d)    Not applicable.

(e)    Not applicable

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to an Affiliate Letter dated November 30, 2000 between Mr. Varrichio and the Company, Mr. Varrichio agreed that he will not sell, transfer or otherwise dispose of, or reduce any risk relative to ANS common stock until such time that financial statements that include at least 30 days of combined operations of HDI and ANS after the merger have been publicly reported, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Varrichio and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

In the Agreement and Plan of Merger dated November 30, 2000 between the Company, HDI, Mr. Varrichio and certain other persons, the Company granted Mr. Varrichio and the other shareholders of HDI certain demand and "piggyback" registration rights. In accordance with its obligations under the Agreement and Plan of Merger, the Company filed a registration statement on Form S-3 with the Commission on January 9, 2001, which was declared effective January 16, 2001. The registration statement registers the resale of the shares delivered as merger consideration to the former HDI shareholders, including Mr. Varrichio.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 24, 2001	/s/Anthony J. Varrichio Anthony J. Varrichio